

August 11, 2014

<u>Via E-mail</u>
Robert Schubenski
Chief Executive Officer
Blackcraft Cult, Inc.
1030 Main Street, Unit B
Orange, CA 92867

> **Re: Blackcraft Cult, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed July 29, 2014**
> **File No. 000-54898**

Dear Mr. Schubenski:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General Business Development, page 4

1.   We note your response to comment 2 that states you were in preliminary discussions with the public company in January 2014. Please tell us who participated in these discussions for the public company, as requested in comment 3, and clarify the timing and nature of these discussions.

Liquidity and Capital Resources, page 22

2.   We note your revisions in response to prior comment 11. Please revise further to address clearly how you intend to address your funding needs, given your available cash on hand, revenues and business plan.

Transactions with Related Persons, page 31

3.   We reissue prior comment 12. Clarify the ownership interests and other relationships between Robert Schubenski and James Somers and BEI prior to the merger. We note you continue to disclose that BEI is owned and controlled by officers and directors of the Company.

Promoters and Certain Control Persons, page 31

4.   We reissue prior comment 14. Robert Schubenski and James Somers do not appear to be the founders of Blackcraft Cult Inc. as formed in April 2011. It remains unclear who were the promoters of Blackcraft Cult Inc. Please revise or advise.

Recent Sales of Unregistered Securities, page 33

5.   Please provide an expanded response to prior comment 16 that addresses all of the shareholders of BEI prior to the March 27, 2014 merger who were issued shares in Blackcraft Cult Inc. pursuant to the Merger Agreement and clarify how you concluded that the access to files and records was a sufficient basis to determine that the recipients of the securities had such knowledge and experience in your financial and business matters that they were capable of evaluating the merits and risks of the investment.

Financial Statements
Note 2. Pro-Forma Adjustments, page 50

6.   Provide a separate note for the income tax adjustment that explains clearly the nature of the adjustment and how it was calculated.   Please also disclose and tell us how you determined the pro forma effective income tax rate and explain why you did not use the statutory rate.

7.   We note you have not fully responded to our prior comment 18 in our letter dated June 20, 2014, so we are partially reissuing it.   Please clearly label all pro forma adjustments to common stock, additional paid-in-capital, and retained earnings.   If any individual amount of adjustment aggregates or nets multiple items, please provide the individual items and explanation of each item in a note.

8.   Pro forma adjustment (2) discloses that 620,000 shares were issued for cash of $124,000. On page 47 you disclose BEI sold a total of 620,000 shares of common stock for a total of $155,000. Please clarify or revise the disclosure.

Amendment No. 1 to Form 10-Q for the three months ended March 31, 2014

Balance Sheets, page 3

9.   We note your response to our prior comment 20 in our letter dated June 20, 2014 and partially reissue this comment. It would appear to us since the reverse recapitalization was completed on March 27, 2014 that majority of the earnings relate to the period before the entity became a taxable entity. As such, please revise as necessary such that the retained earnings balance as of March 31, 2014 includes only the earnings accumulated since the entity became a taxable entity or clarify why this reclassification is not necessary. Additionally, please make any necessary changes to the statement of stockholders' equity (deficit) on page 5.

10.   Please also explain to us the nature of the $320,754 adjustment to Accumulated Deficit that is described as a recapitalization adjustment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst, Staff Accountant, at (202) 551-3681 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Donald J. Stoecklein, Esq.